Exhibit 99.9

BIOLINGUS (CAYMAN) LIMITED

Charter of the Nominating and Corporate Governance Committee of the Board of Directors

I. PURPOSE

The primary functions of the Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of BIOLINGUS (CAYMAN) LIMITED (the “Corporation”) are: (a) to identify individuals qualified and suitable to become Board members and recommend to the Board the director nominees for each annual meeting of shareholders; (b) to ensure that the Audit, Compensation and Nominating and Corporate Governance Committee of the Board shall have the benefit of qualified and experienced “independent” Directors; and (c) to develop and recommend to the Board and oversee a set of effective corporate governance policies and procedures applicable to the Corporation.

II. COMPOSITION

If required by the relevant stock exchange, the Committee shall be composed of three or more of the “independent directors” (as that term is determined pursuant to Rule 10A-3 of the Securities Exchange Act of 1934, as such requirements may be modified or supplemented from time to time) of the Board. The members of the Committee shall serve until their successors shall be duly elected and qualified or until their earlier death, resignation or removal. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership. The Board may, pursuant to the bylaws, remove a member of the Committee provided that the Board must, at all times, assure that the Committee will have a Chairperson and sufficient members to satisfy the requirements set forth above relating to the number and qualifications of Committee members.

III. MEETINGS

The Committee shall meet as frequently as the discharge of its responsibilities shall require, but not less than two (2) times during each fiscal year. The meetings can be held in person or by video call. Minutes of all Committee meetings shall be properly recorded. An agenda for each meeting shall be prepared by the Chairperson and whenever reasonably practicable, the meeting agenda as well as the minutes of the previous Committee meeting shall be distributed to the Committee members prior to each meeting.

IV. GOALS AND RESPONSIBILITIES

The Committee shall have the responsibility and authority to:

Nominating

1. The Committee shall recommend to the Board appropriate criteria for the selection of new directors and shall periodically review the criteria adopted by the Board and, if deemed desirable, recommend to the Board changes to such criteria.

2. The Committee shall identify and recommend to the Board candidates the Committee believes are qualified and suitable to become members of the Board consistent with criteria for selection of new directors adopted from time to time by the Board; and recommend to the Board the nominees to stand for election as directors at each annual meeting of shareholders or, if applicable, at any special meeting of shareholders. In the case of a vacancy in the office of a director (including a vacancy created by an increase in the size of the Board), the Committee shall recommend to the Board an individual or individuals to fill such vacancy through appointment by a majority of the Corporation’s directors. The Committee will also review the qualifications of, and make recommendations regarding, director nominations submitted to the Corporation by shareholders in accordance with the Corporation’s by-laws or otherwise.

3. The Committee shall identify Board members qualified to fill vacancies on any committee of the Board (including the Committee), and recommend that the Board appoints the identified member or members to the respective committee. In recommending a member for committee membership, the Committee shall take into consideration the factors set forth in the charter of the committee, if any, as well as any other factors it deems appropriate, including without limitation, the Corporation’s corporate governance principles, the consistency of the prospective member’s experience with the goals of the committee and the interplay of the prospective member’s experience with the experience of the other committee members.

4. Prepare a description of the particular experience, qualifications, attributes or skills that led the Board to conclude that each director should serve as a director for the company as is required by applicable laws and regulations for inclusion in the Corporation’s annual public filings.

5. The Committee shall make recommendations to the Board from time to time as to changes in the size of the Board that the Committee believes to be desirable.

Corporate Governance

6. The Committee shall oversee the system of corporate governance (including significant controls, policies and procedures) of the Corporation, including: (i) reviewing and reassessing the adequacy of the system; (ii) recommending to the Board for approval any such changes to the system as the Committee believes are appropriate; and (iii) generally advising the Board (as a whole) on corporate governance matters.

7. The Committee shall establish procedures for the Committee to exercise oversight of the evaluation of the performance of the Board and management of the Corporation.

8. Assist the Board and management of the Corporation in evaluating potential candidates for executive officer positions and oversee the development of executive officer succession plans.

9. The Committee shall undertake and review with the Board an annual performance evaluation of the Committee, which shall compare the performance of the Committee with the requirements of this Charter and set forth the goals and objectives of the Committee for the upcoming year. The Committee shall conduct such performance evaluation in such manner as the Committee deems appropriate, and may report the results of its performance evaluation through an oral report by the chairperson of the Committee or any other member of the Committee designated by the Committee to make this report.

10. Oversee the orientation for new directors and suggest director education and training for the full Board, committees and/or individual directors, as appropriate.

11. Perform any other activities consistent with this Charter, the Corporation’s bylaws and governing law, as the Committee or the Board deems necessary or appropriate.

12. The Committee shall report periodically to the Board on significant results of its activities.

V. POLICIES AND PROCEDURES

1.	Action.

A majority of the members of the Committee shall constitute a quorum. The Committee shall act on the affirmative vote of a majority of members present at a meeting at which a quorum is present. The Committee may so meet by telephone or video conference. The Chairperson will preside, when present, at all meetings of the Committee. The Committee may also act by unanimous written resolution signed by all members in lieu of a meeting.

2.	Investigations.

The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee or advisor of the Corporation to meet with the Committee or any advisors engaged by the Committee.

3.	Consultants and Advisors.

The Committee shall have the authority to retain, at the Corporation’s expense, special legal, accounting or other consultants or experts the Committee deems necessary to carry out its duties. The Corporation shall, at all times, make adequate provision for the payment of all fees and other compensation approved by the Committee to any consultants or experts employed by the Committee and for the payment of administrative expenses of the Committee that are, in the Committee’s discretion, necessary or appropriate in carrying out its duties.

4.	Charter. The Committee shall review and reassess the adequacy of this Charter as frequently as conditions may dictate, and propose any amendments to the Charter as it deems necessary or appropriate.